ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

December 20, 2007

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ecoland International, Inc., Registration Statement on Form SB-2, Amendment No. 8, Filed December 20, 2007; File No. 333-140396

Dear Mr. Schwall:

Please find enclosed the above-referenced Registration Statement on Form SB-2 incorporating the legal opinion of Glast, Phillips & Murray, P.C., as Exhibits 5.0 and 23.1.

Very truly yours,

/s/ David Wallace

David Wallace,
Chief Executive Officer and
Chief Financial Officer